BUILDERS FIRSTSOURCE, INC.
December 14, 2009
VIA FACSIMILE AND EDGAR
Ms. Era Anagnosti
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Builders FirstSource, Inc. Registration Statement on Form S-3 Filed on November 5, 2009 File No. 333-162906
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Builders FirstSource, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 5:00 p.m., Washington, D.C. time, on December 14, 2009 or as soon thereafter as practicable.
     The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BUILDERS FIRSTSOURCE, INC.
By:	/s/ Donald F. McAleenan
Donald F. McAleenan
Senior Vice President, General Counsel and Secretary

cc:	Pamela A. Long Andrew Schoeffler William Scott Ortwein Robert Pincus Allison L. Land Andrew M. Johnston